Contact

www.linkedin.com/in/megan-petersen-b98bb414b (LinkedIn)

Top Skills

Microsoft Office
Social Media
Microsoft Word

Megan Petersen

Acting Coach at Actor's Arsenal
Wilmington, North Carolina, United States

Experience

Actor's Arsenal
Instructor & Acting Coach
January 2017 - Present (6 years 6 months)
Wilmington

Same Page Pictures LLC
Independent Filmmaker
August 2017 - Present (5 years 11 months)

Cucalorus
Sponsorship Coordinator
January 2020 - June 2021 (1 year 6 months)
Wilmington, North Carolina Area

Education

Southern Wesleyan University
Bachelor of Arts - BA, Biology, General · (2001 - 2005)